Exhibit 99.1

CONSENT OF EXPERT

I, Stewart D. Redwood, BSc (Hons), PhD, FIMMM, FGS, consent to being named in the final short form base shelf prospectus of Collective Mining Ltd. dated May 12     , 2026 (the “Prospectus”) as a qualified person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects and to the use of the report entitled “NI 43-101 Technical Report, Guayabales Gold-Silver-Copper-Tungsten Project Department of Caldas, Colombia” with an effective date of September 17, 2025 (the “Report”) in connection with the filing of the Prospectus and to the inclusion of the written disclosure of the Report and of extracts from or a summary of the Report in the written disclosure contained in the Prospectus or incorporated by reference therein.

I hereby confirm that I have read the Prospectus, including the written disclosure of the Report and of extracts from or a summary of the Report contained in the Prospectus or incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the Report or that is within my knowledge as a result of the services performed by me in connection with the Report.

Dated this 12th day of       May               , 2026

“Stewart D. Redwood”
Stewart D. Redwood, BSc (Hons), PhD, FIMMM, FGS